UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number 000-50518
CUSIP Numbers	352451 10 8
352451 40 5
352451 AA 6
(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
     For Period Ended: December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
     For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION
Full Name of Registrant Franklin Bank Corp.
Former Name if Applicable
Address of Principal Executive Office (Street and Number) 9800 Richmond Avenue, Suite 680
City, State and Zip Code Houston, Texas 77042

PART II
RULES 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
In February 2008, Franklin Bank Corp.’s (“Franklin”) Board of Directors learned of possible accounting, disclosure and other issues related to single-family residential mortgages and residential real estate owned that could affect Franklin’s 2007 financial statements. Upon learning of these matters, Franklin’s Audit Committee commenced an independent internal investigation into these issues with the assistance of independent legal and accounting advisors.
The Audit Committee’s investigation is not yet complete. Franklin and the Audit Committee are working diligently to complete the review and to finalize and file the Form 10-K for the year ended December 31, 2007 as promptly as possible, but Franklin does not anticipate that it will be in a position to file the Form 10-K on or before the fifteenth calendar date following the required filing date as prescribed in Rule 12b-25.
At this time, Franklin is unable to estimate the potential accounting effects that might result from the investigation. However, Franklin does not believe that the expected results of the investigation will affect the status of Franklin Bank, S.S.B., Franklin’s banking subsidiary, as a “well capitalized” institution under regulatory guidelines.

PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Russell McCann Chief Financial Officer	(713) 339-8920

(Name)	(Area Code) (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ Yes                      ☑ No
In connection with Franklin’s acquisition of The First National Bank of Bryan (“Bryan”) in May 2007, Franklin was required to file certain pro forma financial statements reflecting the acquisition and certain audited historical financial statements of Bryan by means of an amendment on Form 8-K/A to the Form 8-K dated May 14, 2007 filed to report the acquisition of Bryan. Although Franklin filed an amendment on Form 8-K/A on July 26, 2007 containing the required pro forma financial statements, such amendment did not contain Bryan’s audited historical financial statements for the year ended December 31, 2006 because Bryan’s former auditing firm had not yet furnished the required consent. On August 14, 2007, Franklin filed an amendment on Form 8-K/A containing the audited historical financial statements of Bryan for the year ended December 31, 2006.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes                      ☐ No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Subject to completion of the Audit Committee’s investigation referred to in Part III, Franklin expects to report a net loss for the year ended December 31, 2007, as compared to net income of $15.5 million during the prior fiscal period. Subject to completion of the Audit Committee’s investigation referred to in Part III, Franklin expects to record an impairment to goodwill for the year ended December 31, 2007 of approximately $65.0 million and an increase in the allowance for loan losses of over $23.0 million.

Franklin Bank Corp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date March 14, 2008

By:	/s/ Russell McCann
Russell McCann
Chief Financial Officer and Treasurer